Exhibit 99.2

FORMULA SYSTEMS (1985) LTD.

5 HaPlada Street, Or Yehuda 6021805, Israel

November 3, 2015

NOTICE OF 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 9, 2015

________________________

Formula Systems (1985) Ltd. Shareholders:

We cordially invite you to attend the 2015 Annual General Meeting of Shareholders, or the Meeting, of Formula Systems (1985) Ltd., or the Company, to be held at 10:00 a.m. (Israel time) on Wednesday, December 9, 2015 at our offices at 5 HaPlada Street, Or Yehuda 6021805, Israel, for the following purposes:

1.	To re-elect Mr. Marek Panek to our Company’s Board of Directors, for a term expiring at our next annual general meeting of shareholders;

2.	To re-elect Mr. Rafal Kozlowski to our Company’s Board of Directors, for a term expiring at our next annual general meeting of shareholders;

3.	To re-elect Ms. Dafna Cohen to our Company’s Board of Directors, for a term expiring at our next annual general meeting of shareholders;

4.	To re-elect Ms. Iris Yahal to our Company’s Board of Directors as an external director, for a term of three years from the date of the Meeting, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law;

5.	To re-elect Mr. Eli Zamir to our Company’s Board of Directors as an external director, for a term of three years from the date of the Meeting, subject to, and in accordance with, the provisions of the Companies Law;

6.	To approve the renewal of the directors and officers insurance policy for the directors and officers of our Company and our subsidiaries and affiliates; and

7.	To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2015 and until our next annual general meeting of shareholders, and to authorize our Company’s Board of Directors and/or its Audit Committee to fix such accounting firm’s annual compensation.

In addition, members of our management will be available to review and discuss our auditor’s report and consolidated financial statements for the year ended December 31, 2014.

Our Board of Directors recommends that you vote in favor of the above proposals, which is described in the proxy statement attached to this notice. The proxy statement and a related proxy card are being furnished to the Securities and Exchange Commission, or SEC, in a report of foreign private issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website— at http://www.formulasystems.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Tuesday, November 3, 2015, at the registered office of the Company, 5 HaPlada Street, Or Yehuda 6021805, Israel, from Sunday to Thursday, 10:00 a.m. to 3:00 p.m. (Israel time). Our telephone number at our registered office is +972-3-538-9487. Holders of record of our ordinary shares at the close of business on Monday, November 9, 2015 are entitled to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

If voting by mail, the proxy must be received at our registered office at least 48 hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. Your proxy, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” each of the proposals described above. If you attend the Meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the Proxy Statement and on the proxy card.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may vote their shares in person at the Meeting, by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or they may send such certificate, along with a duly executed proxy (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to the Company at 5 HaPlada Street, Or Yehuda, 6021805, Israel, Attention: Chief Financial Officer. Alternatively, shares held through a member of the TASE may be voted by means of an electronic vote, through the electronic voting system of the Israel Securities Authority (votes.isa.gov.il), subject to proof of ownership of the shares on the record date, as required by law. Voting through the electronic voting system will be allowed until six (6) hours before the Meeting, that is, until December 9, 2015 at 4:00 a.m. Israel time (or such earlier time as determined by the Israel Securities Authority but not earlier than twelve hours before the Meeting).

If your shares are represented by American Depositary Shares, or ADSs, you should complete the proxy or voting instruction form to direct the depositary for the ADSs, BNY Mellon, to vote the number of shares represented by your ADSs in accordance with the instructions that you provide. If your ADSs are held in “street name”, through a bank, broker or other nominee, you should follow the instructions in the proxy statement as to how direct such bank, broker or other nominee to arrange for the depositary to vote the ordinary shares represented by your ADSs in accordance with your voting instructions.

Sincerely,

Guy Bernstein

Chief Executive Officer

FORMULA SYSTEMS (1985) LTD.

5 HaPlada Street, Or Yehuda 6021805, Israel

+972-3-538-9487

__________________________

PROXY STATEMENT

______________________

2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Formula Systems (1985) Ltd., to which we refer as Formula or the Company, to be voted at the 2015 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2015 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on Wednesday December 9, 2015, at our offices at 5 HaPlada Street, Or Yehuda 6021805, Israel.

This Proxy Statement, the attached Notice of 2015 Annual General Meeting of Shareholders and the related proxy card or voting instruction form are being made available or distributed (as appropriate) to holders of Formula ordinary shares, par value NIS 1 per share, or ordinary shares, including ordinary shares that are represented by American Depositary Shares, or ADSs, on a one-for-one basis, on or about November 12, 2015.

You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on November 9, 2015, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board of Directors urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following proposals are on the agenda for the Meeting:

1.	Re-election to our Board of Directors of Mr. Marek Panek, for a term expiring at our next annual general meeting of shareholders;

2.	Re-election to our Board of Directors of Mr. Rafal Kozlowski, for a term expiring at our next annual general meeting of shareholders;

3.	Re-election to our Board of Directors of Ms. Dafna Cohen, for a term expiring at our next annual general meeting of shareholders;

4.	Re-election to our Board of Directors of Ms. Iris Yahal as an external director, for a term of three years from the date of the Meeting, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law;

5.	Re-election to our Board of Directors of Mr. Eli Zamir as an external director, for a term of three years from the date of the Meeting, subject to, and in accordance with, the provisions of the Companies Law;

6.	Approval of the renewal of the directors and officers insurance policy for the directors and officers of our Company and our affiliates; and

7.	Approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2015 and until our next annual general meeting of shareholders, and authorization of our Board of Directors and/or its Audit Committee to fix such accounting firm’s annual compensation.

At the Meeting, we will also discuss our consolidated financial statements for the year ended December 31, 2014. We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Our Annual Report on Form 20-F for the year ended December 31, 2014, including our 2014 audited consolidated financial statements, is available at the “Investor Relations” portion of our website, at www.formulasystems.com. To have a printed copy mailed to you at no charge, please contact us at 5 HaPlada Street, Or Yehuda 6021805, Israel, tel: +972-3-538-9487, e-mail: ir@formula.co.il.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” each of Proposals 1 through 7.

Quorum

On November 1, 2015, we had 14,719,782 ordinary shares issued and outstanding, of which 215,525 were represented by ADSs. The foregoing number of issued and outstanding ordinary shares excludes 568,620 ordinary shares that we repurchased (24,780 in 2002 and 543,840 in 2011), as under applicable Israeli law, shares that are held by the Company have no voting rights. Each ordinary share (including an ordinary share represented by an ADS) outstanding as of the close of business on the record date, November 9, 2015, is entitled to one vote upon each of the matters to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within one hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. If 25% of our voting power is not present within one-half hour of the time designated for the adjourned meeting, any two shareholders attending in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent.

Vote Required for Approval of Each Proposal

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each proposal.

In addition, the approval of each of Proposals 4 and 5 requires that either of the following two voting requirements be met as part of the approval by a majority of shares represented at the Meeting in person or by proxy and voting thereon:

● approval by a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

● the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For purposes of each of Proposals 4 and 5, a “controlling shareholder” is any shareholder that has the ability to direct our Company’s activities (other than by means of being a director or other office holder of our Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of our Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of our Company, or (ii) the right to appoint directors of our Company or its chief executive officer.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our Company as of the current time for purposes of the vote on Proposals 4 and 5.

A “personal interest” of a shareholder, for purposes of each of Proposals 4 and 5, (x) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of ordinary shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon. For purposes of Proposals 4 and 5, a personal interest is limited to a personal interest that derives from ties with a controlling shareholder.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on Proposals 4 and 5; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote on either/both Proposals 4 and 5 (as applicable). Since it is highly unlikely that any of our public shareholders has a personal interest in either such proposal and in order to avoid confusion in the voting and tabulation process, a public shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder and has no personal interest with respect to the relevant proposal. If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on either proposal, you should contact our Chief Financial Officer, Asaf Berenstin, at +972-3-538-9487 or ir@formula.co.il who will advise you as to how to submit your vote for that proposal. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest in the approval of either proposal, you may also contact the representative managing your account, who could then contact our Chief Financial Officer on your behalf.

If you provide specific instructions (mark boxes) with regard to certain proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board. The proxy holders will vote in their discretion on any other matters that properly come before the Meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares (or ADSs representing shares) beneficially in street name, your shares will also not be voted at the Meeting if you do not return your proxy card or voting instruction card to instruct your broker or the depositary how to vote. This will be true even for a routine matter, such as Proposal 7 (the approval of the re-appointment of our independent registered public accounting firm and the authorization of the Board of Directors and/or its Audit Committee to fix their annual compensation), as your broker and the depositary will not be permitted to vote your shares in their discretion on any proposal at the Meeting. For all proposals, a broker (and the depositary) may only vote in accordance with instructions from a beneficial owner of shares or ADSs.

Where a beneficial owner has not provided voting instructions with respect to particular proposal(s) only, and a broker may not, therefore, instruct the depositary to cast a vote with respect to those proposal(s) (commonly referred to as “broker non-votes”), the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purposes of voting on the proposals for which instructions were not provided. Such shares have no impact on the outcome of the voting on any proposal for which instructions were not provided.

How You Can Vote

You can vote your ordinary shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a Tel Aviv Stock Exchange, or TASE, member) and shares underlying ADSs that you hold. Record holders of shares will need to complete and execute proxy cards (accessible at the Company’s website) and submit them to the Company. Holders of shares in “street name” through a TASE member will vote via a proxy card, but through a different procedure (as described below) or by electronic voting via the electronic voting system of the Israel Securities Authority. Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction forms in order to instruct their banks, brokers or other nominees how to vote.

Shareholders of Record

If you are a shareholder of record, you can submit your vote by completing, signing and submitting a proxy card, which will be accessible at the “Investor Relations” portion of the Company’s website, as described below under “Availability of Proxy Materials”.

Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. Except if the Chairman of the Meeting determines otherwise, we will not be able to count a proxy card unless we receive it at our principal executive offices at the above address, or our registrar and transfer agent receives it in the enclosed envelope, not less than forty-eight (48) hours prior to the time fixed for the Meeting (which is scheduled to begin at 10:00 a.m. (Israel time) on December 9, 2015).

Shareholders Holding in “Street Name,” Through the TASE

If you hold ordinary shares in “street name,” that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you provide instructions to the bank, broker or other nominee as to how to vote, if you attend the Meeting in person, or vote electronically via the electronic voting system of the Israel Securities Authority.

If you hold ordinary shares in “street name” you may vote your shares in person at the Meeting, by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or you may send such certificate, along with a duly executed proxy card (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to the Company at 5 HaPlada Street, Or Yehuda, 6021805, Israel, Attention: Chief Financial Officer. Alternatively, shares held through a member of the TASE may be voted by means of an electronic vote through the electronic voting system of the Israel Securities Authority (votes.isa.gov.il), subject to proof of ownership of the shares on the record date, as required by law. Voting through the electronic voting system will be allowed until six (6) hours before the Meeting, that is, until December 9, 2015 at 4:00 a.m. Israel time (or such earlier time as determined by the Israel Securities Authority which may be up to 12 hours prior to the Meeting).

If you hold your shares in “street name” through a TASE member, if you voted electronically via the electronic voting system of the Israel Securities Authority, you may change or revoke your vote using the electronic voting system up to the time by which you may submit a vote using such system. Otherwise, you must contact your broker to change or revoke your voting instructions.

Holders of ADSs

Under the terms of the Deposit Agreement by and among our Company, The Bank of New York Mellon, as depositary, or the Depositary, and the holders of our ADSs, the Depositary shall endeavor (insofar as is practicable and in accordance with applicable law and the Articles of Association of our Company) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for the Depositary to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by the Depositary from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by the Depositary for such purpose, the Depositary shall vote the shares represented by such ADSs in accordance with the recommendation of the Board of Directors of our Company as advised by our Company in writing, except that the Depositary shall not vote the shares represented by ADSs with respect to any matter as to which we inform the Depositary (we have agreed to provide that information as promptly as practicable in writing, if applicable) that (x) we do not wish the Depositary to vote, or (y) the matter materially and adversely affects the rights of holders of our ordinary shares.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple voting instruction forms. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction form for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name should complete, sign, date and return one proxy card for each name in which shares are held.

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Monday, November 9, 2015. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on November 9, 2015, or which appear in the participant listing of a securities depository on that date. If you hold ADSs (whether the ADSs are registered directly in your name or are held in “street name”) as of that date, you are entitled to receive notice of the Meeting and to direct the Depositary as to how to vote the ordinary shares represented by your ADSs at the Meeting.

Solicitation of Proxies

A form of proxy for use at the Meeting or a voting instruction form for directing the Depositary, has been filed publicly or mailed to you (as appropriate). If your shares are held via our Israeli registrar for trading on the TASE, you should deliver or mail (via registered mail) your completed proxy to our offices at 5 Haplada Street, Or Yehuda, Israel, Attention: Chief Financial Officer, together with a proof of ownership (“ishur baalut”), as of the Record Date, as defined below, issued by your broker. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. The Chairman of the Meeting may waive the requirement of deposit of the proxy 48 hours before the Meeting. If you vote using the electronic voting system of the Israel Securities Authority, you may vote up to six (6) hours prior to the Meeting.

Proxies are being made available to shareholders on or about November 12, 2015. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company website, www.formulasystems.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, as of November 1, 2015.

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Ownership (2)
Asseco Poland S.A. (3)	6,823,602		46.4%
Menora Mivtachim Holdings Ltd.(4)	769,838	(4)	5.2%
Clal Insurance Enterprises Holdings Ltd.(5)	867,951	(5)	5.9%
All directors and executive officers as a group (6 persons)	823,931	(6)	5.6%

________________

* Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 14,728,782 ordinary shares issued and outstanding as of November 1, 2015.

(3)	Based on the Schedule 13D filed by Asseco Poland S.A., or Asseco, with the SEC on December 6, 2010. Due to the public ownership of its shares, Asseco is not controlled by any other corporation or any one individual or group of shareholders.

(4)	Menora Mivtachim Holdings Ltd., or Menora Holdings, is a holding company publicly-traded on the TASE. Based on publicly available information, 61.86% of Menora Holdings’ outstanding shares are held indirectly by Menachem Gurevitch, 2.72% are held indirectly by Ari Kalman, the chief executive officer of Menora Holdings, and the remaining shares are publicly held. Of the 769,838 ordinary shares reported as beneficially owned by Menora Holdings (i) 760,164 ordinary shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Menora Holdings, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 9,674 ordinary shares are beneficially held for its own account.

(5)	Clal Insurance Enterprises Holdings Ltd., referred to as Clal Insurance, is publicly traded on the TASE. Based on publicly available information, the controlling shareholder of Clal Insurance is IDB Development Corporation Ltd. (which owns 55% of Clal Insurance), while Bank Hapoalim Ltd. holds a 10% interest in Clal Insurance. Pursuant to Amendment No. 9 to Schedule 13G filed on February 17, 2015, all of the 867,951 ordinary shares reported as beneficially owned by Clal Insurance are held for members of the public through, among others, provident funds, mutual funds, pension funds, index-linked securities and insurance policies, which are managed by subsidiaries of Clal Insurance, each of which subsidiaries operates under independent management and makes independent voting and investment decisions.

(6)	In April 2010, Guy Bernstein, the Company's Chief Executive Officer, exercised options to purchase 260,040 ordinary shares previously granted to him, in connection with his service agreement. In accordance with the terms of the grant, all 260,040 ordinary shares are currently deposited with a trustee and Mr. Bernstein is not permitted to vote or dispose of them until the shares are released from the trust, on such terms described in the grant letter. Furthermore, in March 2012, concurrently with the amendment and extension of Mr. Bernstein’s service agreement, we approved a grant of options to him, exercisable for 1,122,782 ordinary shares, subject to certain vesting conditions. In June 2013, Guy Bernstein, the Company's Chief Executive Officer, exercised options to purchase 1,122,782 ordinary shares previously granted to him, in connection with his service agreement however they have been deposited per the grant agreement with a trustee. In accordance with the terms of that second option grant, the shares issuable upon exercise of the option will be deposited with a trustee and our Chief Executive Officer will not be permitted to vote or dispose of them until the shares are released from the trust, as described in the grant letter. As of November 1, 2015, 561,391 of such ordinary shares have vested and may be released to Mr. Bernstein upon his request. On November 13, 2014, Asaf Berenstin, the Company’s Chief Financial officer was granted 10,000 restricted shares under the 2011 Plan, of which as of November 1, 2015, 2,500 are vested and the remainder are subject to restriction. Besides Mr. Bernstein and Mr. Berenstin, none of our other directors or executive officers beneficially owns any ordinary shares (whether actual ordinary shares or shares issuable upon exercise of options) either.

PROPOSALS 1, 2 AND 3:

REELECTION OF DIRECTORS

Background

Under the Companies Law and our Articles of Association, the management of our business is vested in our Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our Articles of Association provide that we may have no fewer than three and no more than 11 directors, as may be determined from time to time at a general meeting of shareholders. Our Board of Directors currently consists of five directors, including two external directors appointed in accordance with the Companies Law whose terms will expire in April 2016. Our directors, other than the external directors, are elected at each annual general meeting of shareholders. All of the members of our Board of Directors, other than external directors, may be re-elected for an unlimited number of terms upon completion of their then-current term of office. Our Board of Directors may temporarily fill vacancies in the Board until the next annual general meeting of shareholders, provided that the total number of directors will not exceed the maximum number permitted under our Articles of Association.

Of our current three directors (which excludes external directors), all three— Messrs. Marek Panek and Rafal Kozlowski, and Ms. Dafna Cohen —have been nominated for re-election at the Meeting.

Under the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to reelect as directors the nominees named above.

Each of the nominees, whose professional background is provided below, has advised the Company that he or she is willing, able and ready to serve as a director if re-elected. We do not have any understanding or agreement with respect to the future election of any of the nominees named.

It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for certain of them) will be voted for the election of the three (3) nominees named below as directors.

Marek Panek has served as one of our directors since November 2010. Since January 2007 he has been the Vice President of the Board of Directors of Asseco Poland S.A. and he is responsible for supervising the Strategy and Development Division and the EU Projects Office. Mr. Panek also holds several other positions at Asseco and its affiliates, including Chairman of the Board of Directors of Asseco Denmark (since March 2011), Chairman of the Board of Asseco Resovia S.A. (since August 2010), Supervisory Board Member of Asseco Central Europe, a.s .(since September 2011), Member of the Management Board of Sintagma UAB (since April 2011), Member of Management Board of Asseco Lietuva UAB (since June 2011), Supervisory Board Member of Asseco Kazahstan LLP (since June 2014), Member of the Board of Directors of ZAO R-Style Softlab (since May 2014), Supervisory Board Member of Insseco Sp. Z o.o (since February 2015), Supervisory Board Member of Asseco Northern Europe S.A. (2010-2013), Chairman of the Board of Asseco DACH (2008-2011). During 2007-2008, Mr. Panek served as the Chairman of the Management Board of Asseco SEE and President of the Board of Asseco Romania. Mr. Panek first joined Asseco in 1995, having served in the following positions for the following periods of time: Marketing Specialist (from September 1995 to September 1996); Marketing Director (from October 1996 to March 2003); Sales and Marketing Director (from April 2003 to March 2004); and Member of the Board, Sales and Marketing Director (from March 2004 to January 2007). Prior to joining Asseco, Mr. Panek was employed at the ZE Gantel Sp. z o.o. from 1993 to 1995. Mr. Panek graduated from the Faculty of Mechanical Engineering and Aeronautics of the Rzeszów University of Technology in 1994, having been awarded a master’s degree in engineering.
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Rafał Kozlowski has served as one of our directors since August 2012. Since June 2012, Mr. Kozlowski has served as Vice President of the Management Board and Chief Financial Officer of Asseco. Mr. Kozlowski is also a member of the Asseco Group Board of Directors. From May 2008 to May 2012, Mr. Kozlowski served as Vice President of Asseco South Eastern Europe S.A. responsible for the company's financial management. Mr. Kozlowski was directly involved in the acquisitions of companies incorporated within the holding of Asseco South Eastern Europe, as well as in the holding's IPO process at the Warsaw Stock Exchange From 1996 to 1998, he served as Financial Director at Delta Software, and subsequently, from 1998 to 2003 as Senior Manager at Veraudyt. In the years 2004-2006, he was Head of Treasury Department at Softbank S.A. where he was delegated to act as Vice President of Finance at the company's subsidiary Sawan S.A. From 2007 through June 2009, he served as Director of Controlling and Investment Division at Asseco Poland S.A. Mr. Kozlowski graduated of the University of Warsaw, obtaining Master's degree at the Faculty of Organization and Management in 1998. He completed the Project Management Program organized by PMI in 2004, and the International Accounting Standards Program organized by Ernst & Young Academy of Business in the years 2005-2006.

Dafna Cohen has served as one of our directors since October 2009, as a member of our audit committee since January 2011 and as a member of our compensation committee since July 2013. Ms. Cohen is the Head of Business Control and Investor Relations of EL-AL Israel Airlines Ltd (TASE). Ms. Cohen has served as a member of board of directors of Gilat Satellite Networks Ltd since 2014 (NASDAQ and TASE). Ms. Cohen served as Director of Global Treasury of MediaMind Technologies Inc. (previously NASDAQ) and as a member of Investment Committee of the Board from 2010 to 2011. Prior to that, Ms. Cohen served as a Director of Investments and Treasurer of Emblaze Ltd. and as a member of Investment Committee of the Board from 2005 to 2009 (LSE). Prior to that, Ms. Cohen served as an Investment Manager for Leumi Partners and as a manager at the derivatives sector of Bank Leumi. Ms. Cohen previously served as a member of boards of directors of XTL Biopharmaceuticals Ltd. (NASDAQ and TASE) from 2009 to 2015, Europort Ltd. from 2012 to 2014 (TASE) and of Inventech Central Ltd from 2011 to 2012 (TASE). Ms. Cohen holds an M.B.A. in finance and accounting and a B.A. degree in economics and political science, both from The Hebrew University of Jerusalem..

Office Holder Compensation in 2014

Under Companies Law regulations, we are required to disclose the compensation of our five most highly compensated senior office holders (as defined in the Companies Law) on an individual basis in the notice of our annual general shareholder meeting or in an accompanying document (such as this Proxy Statement).

The tables below outline the compensation granted to our five most highly compensated senior office holders (which include members of management and directors) during or with respect to the year ended December 31, 2014, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Compensation of Management (1)

Name and Principal Position(2) (3)	Base Salary ($)	Benefits and Perquisites ($)(4)	Variable compensation ($)	Equity-Based Compensation ($)(5)
Guy Bernstein – CEO	510,698	-	(6)	(7)

(1)	All amounts reported in the table are in terms of cost to the Company, as recorded in the Company’s financial statements. We have only one office holder who is a member of management who is compensated by our Company. For disclosure concerning compensation paid by us to our remaining four most highly compensated office holders (all of whom are directors), please see the table under “Compensation of Directors” below.

(2)	All current executive officers listed in the table are full-time employees or consultants of the Company. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2014.

(3)	Our Chief Financial Officer, Asaf Berenstin, also serves as the chief financial officer of Magic Software Enterprises Ltd., or Magic, our affiliated company. Pursuant to an agreement between Magic and our Company, Mr. Berenstin allocates 25%-30% of his time to our Company. Because he is not compensated by our Company, Mr. Berenstin is not listed in this table.

(4)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with the Company’s guidelines.

(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2014 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in paragraph (y) of Note 2 to our audited consolidated financial statements, which are included in our annual report on Form 20-F for the year ended December 31, 2014, filed with the SEC on April 30, 2015.

(6)	Under his service agreement with us, Mr. Guy Bernstein, our Chief Executive Officer, is entitled to an annual bonus in an amount equal to 3.3% of our net profit (including capital gains) after tax. An advance of 70% of the estimated bonus with respect to each year is paid over the course of the year, divided into quarterly installments, which is estimated based on our quarterly financial statements and is subject to final adjustment at the end of the year.

(7)	In March 2012, concurrently with the amendment and extension of Mr. Bernstein’s service agreement as our Chief Executive Officer, our Board of Directors awarded him options exercisable for 1,122,782 ordinary shares of our Company, which took the place of 543,840 redeemable ordinary shares that had been granted to him in March 2011 and had been redeemed by our Company. The exercise price of the options granted in March 2012 was NIS 0.01 per share, and the options were exercised in their entirety in June 2013 by Mr. Bernstein. Our redemption right with respect to the ordinary shares issuable upon exercise of these options lapses in equal quarterly installments over an eight year period that commenced in March 2012 and concludes in December 31, 2019. This March 2012 grant has been accounted for by our Company as a modification to the March 2011 grant to Mr. Bernstein. The total compensation expense that we recorded in our financial statements for the year ended December 31, 2014 in respect of Mr. Bernstein’s March 2012 option grant (constituting his equity compensation for all of 2014) was $4.7 million.

Compensation of Directors (1)

The following table sets forth information with respect to compensation of our directors (none of whom serves as an employee of our Company) during fiscal year 2014. The fees to the directors were paid by the Company.

Name and Principal Position	Total Fees Earned or Paid in Cash ($)
Marek Panek- Chairman	35,200
Rafal Kozlowski-Director	35,600
Dafna Cohen-Director	62,600
Eli Zamir-External Director	42,300
Iris Yahal-External Director	42,300

(1)	All amounts reported in the table are in terms of cost to the Company, as recorded in the Company’s financial statements.

Proposed Resolutions

It is therefore proposed that at the Meeting, the following resolutions be adopted:

Proposal 1:

“RESOLVED, that the reelection of Mr. Marek Panek, as a director of the Company, to serve until our next annual general meeting of shareholders and until his successor is duly elected, be, and hereby is, approved in all respects.”

Proposal 2:

“RESOLVED, that the reelection of Mr. Rafal Kozlowski as a director of the Company, to serve until our next annual general meeting of shareholders and until his successor is duly elected, be, and hereby is, approved in all respects.”

Proposal 3:

“RESOLVED, that the reelection of Ms. Dafna Cohen as a director of the Company, to serve until our next annual general meeting of shareholders and until her successor is duly elected, be, and hereby is, approved in all respects.”

Required Vote

Under the Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to re-elect as directors each of the nominees named above.

Board Recommendation

The Board of Directors recommends a vote FOR the reelection of the foregoing director nominees.

PROPOSALS 4 AND 5:

RE-ELECTION OF EXTERNAL DIRECTORS

Background

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies”, including companies with securities listed on the NASDAQ Global Select Market, are required to elect at least two external directors who meet the qualification requirements in the Companies Law.

A person may not serve as an external director of a company if the person is a relative of a controlling shareholder of the company or if on the date of the person’s appointment or within the preceding two years the person or his or her relatives, partners, employers or anyone to whom that person is subordinated, whether directly or indirectly, or entities under the person’s control have or had any affiliation with any of: (1) the company; or (2) any person or entity controlling the company on the date of such appointment; or (3) any relative of a controlling shareholder; or (4) any entity controlled, on the date of such appointment or within the preceding two years, by the company or by the company’s controlling shareholder. If there is no controlling shareholder or any shareholder holding 25% or more of voting rights in a company, a person may not serve as an external director if the person has any affiliation to the chairman of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the company’s shares or voting rights or the senior financial officer as of the date of the person’s appointment.

The term “affiliation” includes:

●	an employment relationship;
●	a business or professional relationship maintained on a regular basis (excluding insignificant relationships);
●	control; and
●	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant; spouse’s descendant, sibling and parent; and the spouse of each of the foregoing.

The term “office holder” is defined as including each of the following: a general manager (chief executive officer), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title; a director; and a manager who is directly subordinated to the general manager.

In addition, a person may not serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Companies Law and the regulations promulgated thereunder.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

The Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise, and that at least one external director must have financial and accounting expertise.

A director with financial and accounting expertise is a director who by virtue of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements so that he or she is able to fully understand the Company’s financial statements and initiate debate regarding the manner in which the financial information is presented. The regulations promulgated under the Companies Law define an external director with requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to his or her office as an external director in the company or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in one of the following capacities: (a) a senior business management position in a company with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Under Israeli law, the initial term of an external director of an Israeli public company is three years. Thereafter, an external director may be reelected by shareholders to serve in that capacity for additional three-year terms, provided that certain conditions are satisfied and that either:

(i)	his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company; or
(ii)	his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director.

The term of office for external directors of Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Global Select Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described below with respect to the election of our external directors). Prior to the reelection of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

An external director may be removed by the same special majority of the shareholders required for his or her election, if he or she ceases to meet the statutory qualifications for appointment or if he or she violates his or her fiduciary duty to the company. An external director may also be removed by order of an Israeli court if the court finds that the external director is permanently unable to exercise his or her office, has ceased to meet the statutory qualifications for his or her appointment, has violated his or her fiduciary duty to the company, or has been convicted by a court outside Israel of certain offenses detailed in the Companies Law.

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed by the Companies Law.

In March 2013, each of Ms. Iris Yahal and Mr. Eli Zamir was elected as an external director for a three year term. Both external directors are required to serve on our audit committee and compensation committee, and at least one external director is required to serve on each other committee of our Board that is authorized to exercise the powers of the Board. If they are re-elected at the Meeting, Ms. Iris Yahal will continue to serve as the Chairwoman of our audit committee and as a member of our compensation committee, and Mr. Eli Zamir will continue to serve as a member of our audit committee and as a member of our compensation committee.

The Board has determined that each of Ms. Yahal and Mr. Zamir satisfies the external director requirements under the Companies Law, as Ms. Yahal possesses requisite financial and accounting expertise and Mr. Zamir possesses professional qualifications as required under the Companies Law. The Board has also determined that each of Ms. Yahal and Mr. Zamir satisfies the independent director requirements under the NASDAQ Listing Rules and the SEC’s audit committee rules.

The background information for each of Ms. Iris Yahal and Mr. Eli Zamir appears below:

Iris Yahal has served as one of our external directors, the chairperson of our audit committee since April 2013 and a member of our compensation committee since July 2013. Ms. Yahal is an independent strategic transaction advisor for various software, renewable energy, infrastructure and biotech companies since 2007. From 1995 through 2007, Ms. Yahal served as Chief Financial Officer of BluePhoenix Solutions Ltd., a public company listed on the NASDAQ Global Market and the TASE. In addition, from 1999 through 2007 Ms. Yahal served as a director of BluePhoenix Solutions and each of its international subsidiaries. From 1991 until 1996, Ms. Yahal served as a controller at Argotech Ltd. which, at that time, was a wholly owned subsidiary of our Company, operating as a start-up incubator. Prior to 1991, Ms. Yahal worked as an auditor with Wallenstein and Co., a public accounting firm. Ms. Yahal holds a B.A. degree in accounting and statistics and an M.B.A degree in business administration, both from Tel- Aviv University and is a certified public accountant in Israel.

Eli Zamir has served as one of our external directors, as a member of our audit committee since April 2013 and a member of our compensation committee since July 2013. Mr. Zamir currently serves as an independent financial advisor. From 2007 to December 2014 Mr. Zamir served as the CEO of Invest Pro Ltd., a private investment firm. From 1995 to 2002, Mr. Zamir served as a portfolio manager and from 2002 to 2007 Mr. Zamir served as the CEO of an underwriter. Until 2014, Mr. Zamir served as a director of Synopsis Ltd., a public company listed on the TASE. Mr. Zamir holds a B.A. degree in accounting and finance from Tel-Aviv University and an M.B.A. degree, from Ben Gurion University.

Each of our non-employee directors (other than Ms. Dafna Cohen, our audit committee financial expert) receives compensation from us comprised of (i) annual cash remuneration and (ii) a participation fee for every meeting of the board of directors or its committees in which the director participates. The amount of such compensation (both annual and per-meeting) is equal to the average between the “fixed amount” and the “maximum amount” of compensation payable to a director of a company of our financial size and character under the Companies Law regulations (Rules for the Payment of Remuneration and Expenses of External Directors, 2002). The participation fee for a telephone meeting (or a meeting held by other similar means) is equal to 60% of the above-described per-meeting compensation, and payment for action taken via written resolutions in lieu of a meeting is equal to 50% of the above-described per-meeting compensation.

Proposed Resolution

It is therefore proposed that, at the Meeting, the following resolutions be adopted:

Proposal 4:

“RESOLVED, that the reelection of Ms. Iris Yahal, as an external director of the Company, subject to, and in accordance with, the provisions of the Companies Law, to serve for a term of three years, be, and hereby is, approved in all respects.”

Proposal 5:

“RESOLVED, that the reelection of Mr. Eli Zamir as an external director of the Company, subject to, and in accordance with, the provisions of the Companies Law, to serve for a term of three years, be, and hereby is, approved in all respects.”

Required Vote

Under the Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to re-elect each of Ms. Yahal and Mr. Zamir as external directors. Broker non-votes are not counted as present and entitled to vote with respect to the proposal, although they are counted as present and entitled to vote for the purpose of determining a quorum at the meeting. Abstentions are not treated as a vote “FOR” or a vote “AGAINST” the proposal.

In addition, the Companies Law requires that either of two additional voting requirements be met as part of the approval by an ordinary majority of shares present and voting on Proposals 4 and 5. Please see the discussion under “Vote Required for Approval of Each Proposal” above for a description of those voting requirements, as well as for instructions as to how to vote in the event that you possess a personal interest in the approval of Proposal 4 or Proposal 5.

Board Recommendation

The Board recommends a vote FOR the re-election of each of the two external directors.

PROPOSAL 6:

APPROVAL OF RENEWAL OF DIRECTORS AND OFFICERS INSURANCE POLICY

Background

Under the Companies Law, the procurement of directors and officers, or D&O, insurance coverage for our chief executive officer and directors requires approval of our Compensation Committee, our Board of Directors and our shareholders. The Company’s D&O insurance coverage provides coverage for our executive officers and directors and the executive officers and directors of each of our subsidiaries and affiliated companies. For additional information regarding our current subsidiaries and affiliated companies, please see our annual report on Form 20-F for the year ended December 31, 2014, which we filed with the SEC on April 30, 2015 (as amended on June 30, 2015), which is available through the EDGAR website of the SEC at www.sec.gov.

The Company’s current D&O insurance policy provides coverage for directors and officers of the Company and its subsidiaries and affiliated companies against liabilities up to a maximum amount of $30,000,000 per claim and in aggregate, plus $10,000,000 SIDE A DIC.

The Company's Compensation Committee and the Board of Directors approved, subject to shareholder approval, one or more renewals of the D&O insurance policy for a period of up to three years; provided that (i) the coverage will be no less than $10,000,000 per claim and in aggregate; (ii) the annual premium to be paid by the Company and its affiliates will not exceed an amount representing an increase of 20% or more in any year, as compared to the previous year, and in any event no more than $400,000 and (iii) such renewal, extension or substitution is for the benefit of the Company and its subsidiaries’ and affiliates’ officers and directors and will otherwise on terms substantially similar to or better than those of the then effective insurance policy.

The approval of the shareholders of this proposed resolution at the Meeting will extend to any renewal or substitution of D&O insurance policy then in effect, from time to time, within the foregoing limitations.

Proposed Resolution

We are proposing adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, to renew, extend and/or replace the current D&O insurance policy during a period of up to three years, provided that (i) the coverage will be no less than $10,000,000 per claim and in the aggregate; (ii) the total annual premium amount to be paid by the Company and its affiliates shall not exceed an amount representing an increase of 20% or more in any year, as compared to the previous year, and in any event no more than $400,000; and (iii) that any renewal, extension and/or replacement thereof or other similar arrangement is for the benefit of the directors and officers of the Company and its subsidiaries and affiliates and is otherwise on terms substantially similar to or better than those of the then-effective insurance.

For the avoidance of doubt, it is hereby clarified that, subject to applicable law, no further approval of the shareholders of the Company will be required in connection with any renewal and/or extension and/or substitution of the D&O insurance policy.”

Required Vote

Under the Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the renewal of the D&O insurance policy.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the renewal of the D&O insurance policy.

PROPOSAL 7:

APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS AND AUTHORIZATION OF THE BOARD AND/OR AUDIT COMMITTEE TO FIX THEIR REMUNERATION

Background

At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, an Israeli accounting firm that is a member of Ernst & Young Global, as our independent auditors for the year ending December 31, 2015 and until our next annual general meeting of shareholders.

Our Audit Committee and Board of Directors have recommended, subject to our shareholders’ approval, that Kost Forer Gabbay & Kasierer be appointed as our independent auditors for the year ending December 31, 2015 and until our next annual general meeting of shareholders.

In accordance with applicable law and our articles of association, our board of directors has delegated to our audit committee the authority to determine the remuneration of Kost Forer Gabbay & Kasierer according to the volume and nature of its services. With respect to fiscal year 2014, we (including our subsidiaries) paid Kost Forer Gabbay & Kasierer approximately $1,372,000 for audit services and $343,000 for tax services.

In addition, at the Meeting, the shareholders will receive a report with respect to the compensation of Kost Forer Gabbay & Kasierer for the year ended December 31, 2014.

Proposed Resolution

We are proposing adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of Formula Systems (1985) Ltd. for the year ending December 31, 2015 and until the next annual general meeting of shareholders of Formula Systems (1985) Ltd. be, and it hereby is, approved, and the Board of Directors (upon recommendation of the Audit Committee) and/or the Audit Committee (subject to ratification of the Board of Directors) be, and hereby is, authorized to fix the remuneration of such independent auditors.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution to approve the appointment of our independent auditors and authorize the Board of Directors and/or Audit Committee to fix the independent auditors’ remuneration.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the appointment of our independent auditors and authorization of our Board of Directors and/or Audit Committee to fix the independent auditors’ remuneration.

Review and Discussion of Auditor’s Report and Consolidated Financial Statements

At the Meeting, in accordance with the requirements of the Companies Law, our auditor’s report and consolidated financial statements for the year ended December 31, 2014 will be presented. We will furthermore hold a discussion with respect to such financial statements at the Meeting.

Our annual report on Form 20-F for the year ended December 31, 2014, including the auditor’s report and our audited consolidated financial statements for the year ended December 31, 2014, which we filed with the SEC on April 30, 2015 (as amended on June 30, 2015), is available through the EDGAR website of the SEC at www.sec.gov. Shareholders may receive a hard copy of the Annual Report on Form 20-F containing the consolidated financial statements free of charge upon request by contacting Asaf Berenstin, our Chief Financial Officer, at +972-3-538-9487 or ir@formula.co.il. None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

Guy Bernstein

Chief Executive Officer

Dated: November 3, 2015